EXHIBIT 99.1

Evaxion and ExpreS²ion initiate research collaboration on a novel cytomegalovirus (CMV) vaccine candidate

HØRSHOLM, Denmark, Dec. 06, 2022 (GLOBE NEWSWIRE) -- Evaxion Biotech A/S (NASDAQ: EVAX) (“Evaxion” or the “Company”), a clinical-stage biotechnology company specializing in the development of AI-driven immunotherapies, today announces that the Company has signed a Vaccine Discovery Collaboration Agreement with ExpreS2ion Biotech Holding AB’s affiliate ExpreS2ion Biotechnologies ApS (“ExpreS2ion”) for the joint development of a novel cytomegalovirus (CMV) vaccine candidate.

During the discovery phase of the collaboration, Evaxion will use its proprietary AI platform, RAVEN, to design a next-generation vaccine candidate that elicits both cellular and humoral/antibody responses. The antigen constructs derived from Evaxion’s AI platform will be produced by ExpreS2ion in the company’s ExpreS2 platform, followed by assessments in Evaxion’s state-of-the-art preclinical models. The joint discovery project will be included in Evaxion’s development pipeline under EVX-V1.

About the collaboration
Under the terms of the collaboration, ExpreS2ion will have the exclusive right to license the CMV vaccine candidate under a potential Development and Commercialization Agreement. The research and intellectual property licensing costs for the collaboration project will be divided 50/50 between the parties until 2025, with all costs expected to be contained in each party’s existing operating expenses.

A potential future Development and Commercialisation Agreement for the jointly discovered CMV vaccine candidate is expected to include an upfront payment and future milestone payments to Evaxion from ExpreS2ion not exceeding a six-digit USD amount, as well as sub-licensing royalty to Evaxion from ExpreS2ion based on mid to lower two-digit percentage range of third-party licensee income depending on the clinical development stage of the CMV asset at the time of sublicensing.

Evaxion’s CEO Per Norlén comments:
“This is a great win for both companies allowing us to build on the synergies between our cutting-edge technologies for vaccine discovery. And it is a great pleasure to team up with Bent and his team. We believe that ExpreS2ion´s superb platforms for the production of complex proteins are a great match with our AI platform for target discovery and our novel technologies for inducing strong immune responses. CMV represents a critical unmet medical need, and I believe our two companies have the potential to deliver a truly differentiated vaccine.”

ExpreS2ion’s CEO Bent U. Frandsen comments:
“We are excited to initiate a collaboration with Evaxion to develop a novel CMV vaccine candidate and, during this process, be able to combine our respective capabilities. Together, we cover the full value chain of vaccine discovery and development, from bioinformatics-derived antigen constructs, through upstream and downstream process development, preclinical pharmacology development, and further. I have high hopes of this partnership leading to the development of a highly immunogenic and user-friendly vaccine for protection against CMV infections.”

CMV represents an unmet medical need
Cytomegalovirus (CMV) is a member of the herpesvirus family, and it is a widespread infection, with half of the US population being infected by age 40. The virus is transmitted in body fluids, and once infected, the virus stays for life. People with weakened immune systems, including organ transplant patients, can develop severe symptoms affecting, for example, eyes, lungs, and liver, and congenitally infected babies may suffer from intellectual disability and loss of vision and hearing.

About ExpreS2ion
ExpreS2ion Biotechnologies ApS is a fully owned Danish subsidiary of ExpreS2ion Biotech Holding AB (NASDAQ First North Growth Market Sweden ticker: EXPRS2). ExpreS2ion has developed a unique technology platform, ExpreS2, for fast and efficient non-clinical development and production of complex proteins for new vaccines and diagnostics. ExpreS2 is regulatorily validated for clinical supply. The platform includes functionally modified glycosylation variants for enhanced immunogenicity and pharmacokinetics. Since 2010, the Company has produced more than 500 proteins and virus-like particles (VLPs) in collaboration with leading research institutions and companies.

About Evaxion
Evaxion Biotech A/S is a clinical-stage biotech company developing AI-powered immunotherapies. Its proprietary and scalable AI technology decodes the human immune system to discover and develop novel immunotherapies for cancer, bacterial diseases, and viral infections. Evaxion has a broad pipeline of novel product candidates, including three patient-specific cancer immunotherapies. It is listed with Nasdaq US under the ticker “EVAX” and is located in Hørsholm, Denmark, with 70 employees.

For further information about Evaxion, please contact:
Per Norlén, CEO
E-mail: pno@evaxion-biotech.com

VP, Communications and Public Relations
Katrine Hertz Mortensen
E-mail: khm@evaxion-biotech.com
Phone: +45 30100203

Source: Evaxion Biotech

Forward-looking statement
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